EXHIBIT 99.1

Algonquin Power & Utilities Corp. Announces $80 Million Credit Facility for Liberty Utilities Co.

OAKVILLE, ON, Jan. 19, 2012 /CNW/ -Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that it has entered into an agreement for a U.S. $80 million senior unsecured revolving credit facility (“Facility”) with a three year term for Liberty Utilities Co. (“Liberty Utilities”), APUC’s regulated distribution utility business.

Initially, U.S. $25 million will be available immediately to support the operations of Liberty Utilities and its current subsidiaries. The additional U.S. $55 million will be automatically available to Liberty Utilities to support operations of all committed regulated utility acquisitions following the closing of the previously announced acquisition of the electricity distribution utility, Granite State Electric Company, and the natural gas distribution utility, EnergyNorth Natural Gas Inc. The lead arranger and sole bookrunner for the Facility is J.P. Morgan Securities LLC.

“The Liberty Utilities credit facility forms an integral part of our capital structure going forward”, commented David Bronicheski, Chief Financial Officer. “The Facility provides Liberty Utilities with the liquidity and financial flexibility that is needed as we continue to expand our utilities business into New Hampshire, lowa, Illinois and Missouri, and in the future in other new markets within North America.”

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.2 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 22 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and lowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially form the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forword-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information:

Algonquin Power & Utilities Corp.

Kelly Castledine

Investor Relations

(905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 08:00e 19-JAN-12